SolarGaps



SolarGaps has invented the first in the world external smart window blinds with built-in solar panels. their smart blinds automatically track the sun, producing energy while keeping your building cool. Using the abundant vertical space, SolarGaps blinds block heat entering through the windows and reduce air conditioning usage.



SolarGaps
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Virtual Business Pitch | Market Projection | Communication Channel | Team | About

Business Description

SolarGaps stands as a trailblazing innovator in the realm of energy-efficient building solutions. With a pioneering spirit, SolarGaps has taken a bold step by introducing the world's first external smart window blinds integrated with revolutionary solar panel technology. This breakthrough invention embodies our commitment to addressing pressing global concerns, revolutionizing the way buildings generate and consume energy while offering unparalleled comfort.

At SolarGaps, our groundbreaking smart window blinds automatically track the sun's path, harnessing solar energy while simultaneously acting as a shield against excess heat. The inherent energy inefficiency of existing and newly constructed buildings is a primary challenge of our time. As substantiated by the European Union, buildings account for a staggering 36% of CO2 emissions and remain the largest electricity consumers. While conventional rooftop solar systems fall short in mitigating energy waste linked to air conditioning, SolarGaps presents an elegant solution by integrating solar panels into external blinds. This design minimizes heat ingress, reduces air conditioning usage, and consequently curbs CO2 emissions, fostering a more sustainable future.



Our mission
Since 2016 we have been on a mission to tackle the world's energy crisis by opening every window to free energy. We have invented the first in the world **external smart blinds with built-in solar panels** under SolarGaps brand name. Our smart blinds automatically track the sun, producing energy while keeping your building cool.
Energy inefficiency of existing and newly built buildings is one of the biggest concerns of today. According to the EU, **buildings are responsible for more than 36% of CO2 emissions** while being the biggest electricity consumers. Traditional rooftop systems do not address the massive energy waste caused by air conditioning, while external shading allows maintaining a comfortable room temperature, reducing air conditioning usage and consequently, CO2 emissions.
Using the abundant vertical space **SolarGaps blinds block heat entering through the windows and reduce air conditioning usage.** But SolarGaps is more than just window blinds, but is a complex shading solution that can be integrated into your building automation system. With SolarGaps, we boost the energy efficiency and sustainability of your business.
Yevgen Erik
CEO, SolarGaps
Founded
2017
Distributors
20+
Countries
35
Team
15 people
Installations
350+

SolarGaps isn't confined to mere window blinds; it's a comprehensive, intelligent shading solution that seamlessly merges with building automation systems. By tapping into the vertical space provided by windows, SolarGaps effectively blocks heat intrusion, resulting in a comfortable indoor environment that demands less reliance on energy-intensive cooling mechanisms. Beyond the benefits of energy generation and temperature control, our innovative solution extends to providing building managers and users with detailed energy generation reports and the convenience of remote control via our user-friendly smartphone application. This holistic approach empowers businesses to enhance energy efficiency and sustainability in their operations.

At SolarGaps, our vision reaches beyond conventional boundaries. We're not only transforming buildings but reshaping the way society interacts with energy. By merging advanced technology, energy efficiency, and environmental stewardship, SolarGaps emerges as a beacon of innovation and sustainability. Through our integrated smart solar blinds and holistic shading solution, we empower businesses to embrace cleaner energy practices, reduce their carbon footprint, and take strides toward a greener, more efficient world.

Security Type:

SAFE

Valuation Cap

$15,000,000

Post Money Valuation:

N/A

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

April 1, 2024

Minimum Investment Amount:

$0

Target Offering Range:

$10,000-$512,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission



Problem

The world is confronting a critical dilemma in the realm of energy consumption and sustainability, one that affects both environmental health and economic viability. The energy inefficiency prevalent in today's buildings, both new and existing, poses a significant challenge. As validated by the European Union, buildings are accountable for an alarming 36% of CO_2 emissions and represent the largest consumers of electricity. This situation reflects an urgent need for innovative solutions that can simultaneously curb emissions and optimize energy usage.



Traditional rooftop solar systems have emerged as a partial remedy, yet they fall short in addressing a crucial source of energy waste: air conditioning. With conventional systems primarily targeting electricity generation, the substantial energy drain attributed to cooling systems remains inadequately managed. This inefficiency not only contributes to excessive energy costs for businesses but also amplifies the carbon footprint, perpetuating environmental degradation.

The absence of a comprehensive solution that harmonizes energy generation, temperature control, and automation integration compounds this problem. While the potential for rooftop solar power is recognized, there's an untapped opportunity to curtail energy consumption at its source—building interiors. The challenge is to create an integrated technology that not only generates energy but also optimizes the use of energy-intensive cooling systems. This is the precise issue that SolarGaps endeavors to solve with its pioneering external smart window blinds embedded with solar panels and advanced sun-tracking technology. This innovation addresses the dual concerns of energy inefficiency and environmental impact, making it an essential proposition for forward-thinking investors seeking to drive tangible change.



Solution

SolarGaps presents a groundbreaking solution that redefines the way we approach energy efficiency, sustainability, and building comfort. Our innovation, the world's first external smart window blinds with integrated solar panels, offers a multifaceted solution that addresses the pressing challenges of energy inefficiency and environmental impact in both existing and newly constructed buildings.

Revolutionizing Energy Generation and Efficiency: SolarGaps' external smart window blinds boast built-in solar panels and advanced sun-tracking technology. This unique combination empowers the blinds to seamlessly follow the sun's path, generating clean and renewable energy while simultaneously shielding the building's interior from excessive heat. By tapping into the abundant vertical space provided by windows, our solution harnesses solar power at its source, minimizing energy wastage and significantly reducing reliance on traditional electricity sources.



SolarGaps is **advancing** the way future cities will be powered



Tackling Energy Inefficiency Head-On: The energy inefficiency of buildings, as evidenced by the European Union's data, is a critical concern. SolarGaps addresses this challenge by fundamentally altering the way buildings interact with their surroundings. Traditional rooftop systems fall short in addressing energy wastage caused by air conditioning. Our smart blinds, however, deliver a holistic solution that actively blocks heat intrusion, creating a comfortable indoor environment that naturally requires less air conditioning. This directly translates to reduced energy consumption, lower operational costs, and a substantial reduction in CO2 emissions.

Integration and Control for Enhanced Efficiency: SolarGaps is not just about window blinds; it's a sophisticated shading solution that seamlessly integrates into existing building automation systems. Our technology enables centralized control and real-time adjustments, allowing businesses to optimize energy management effortlessly. Furthermore, our user-friendly mobile application empowers users to access energy generation reports and remotely control the blinds. This integration ensures that energy efficiency is not just a passive outcome but an actively managed process.

Fostering Sustainability and Cost Savings: SolarGaps stands as a comprehensive solution that embodies both innovation and practicality. By enabling businesses to generate clean energy, reduce energy consumption, and cut down on CO2 emissions, our technology directly contributes to environmental sustainability. Moreover, the financial benefits are equally significant, as the reduced need for air conditioning leads to substantial cost savings in utility bills. With SolarGaps, businesses can embrace a more sustainable and efficient future while demonstrating responsible environmental stewardship.

Investing in SolarGaps is an opportunity to align financial success with impactful change. By backing our solution, investors stand to support a cutting-edge technology that addresses energy inefficiency, reduces environmental footprint, and offers tangible benefits for both businesses and the planet.



Core features

PV energy generation
SolarGaps generates up to 100W per 1 sqm during sunny hours, which is enough to charge a laptop or power a TV. Sunpower solar cells with 22.4% efficiency ensures maximum generation at all times.

100W

Auto tracking mode
The blinds automatically adjust their position for the most effective shading and solar generation. Installed on the outside they serve as the heat shield that helps to maintain a comfortable temperature.

AUTO

SolarGaps software
You can control blinds, get performance reports, and set scenarios with your smartphone, even remotely. Alternatively, the blinds can be operated using a wall switch or manual winding crank.

CO2 reduction
Buildings are responsible for 36% of emissions while being the biggest electricity consumers. Our solution makes your home more sustainable, as only 1 sqm of solar elements can prevent 0,10 kg of CO2.

CO₂

BMS integration
SolarGaps can be integrated into almost any building management system.
Being a custom-made product, SolarGaps is fully adjustable in terms of integration, control and operation of the project needs.

AC savings
Our blinds provide external shading to keep the heat outside. External shading systems can reduce heat gain to almost zero, eliminate glare, and result in savings of more than 70% on air conditioning costs.

-70%

Business Model

Target Customer Segments: SolarGaps operates at the intersection of energy efficiency, sustainability, and innovation, working with a diverse range of partners:

1. Developers and Builders: Integrating SolarGaps into new construction projects enhances energy efficiency and contributes to green building standards.

2. Design and Engineering Bureaus: Collaborating with design experts ensures seamless integration of SolarGaps into architectural plans.

3. PV System Installers: SolarGaps' technology aligns with the goals of photovoltaic system installers, augmenting energy generation.

4. HVAC System Installers: SolarGaps' solution reduces the load on HVAC systems, aligning with the goals of heating and cooling professionals.

5. Installers of Solar Protection Systems (Blinds): Partnering with solar protection system installers expands the reach of SolarGaps' energy-efficient shading solution.

6. Targeted Energy Efficiency Programs: Collaborations with government or private energy efficiency initiatives drive adoption and align with sustainability goals.


SolarGaps
Business model
Our partners and margin
· Developers and builders
· Design and engineering bureaus
· PV system Installers
· HVAC system installers
· Installers of solar protection systems (blinds)
· Targeted energy efficiency programs
SolarGaps:
R&D
Marketing
Supply chain management
Local partners:
Sales
Installation
Maintainance
20% margin
$415 per sq.m.
25+20% margin
$691 per sq.m.

SolarGaps' pricing strategy is designed to reflect the value of the product and its long-term benefits. Their pricing margin currently sits at 20% and priced at $415 per square meter, SolarGaps provides a cost-effective solution when considering its multifunctional benefits. SolarGaps' business model leverages strategic partnerships, innovative technology, and sustainable revenue streams to drive growth and establish a leading presence in the energy efficiency market. Our approach focuses on creating value for customers while contributing to a greener and more sustainable future. With a strong margin, diversified revenue streams, and ambitious revenue projections, SolarGaps presents an attractive investment opportunity aligned with both financial success and meaningful environmental impact.


SolarGaps
Our awards
Tektónica
Tektonica Lisbon Innovation Award (2023, Portugal)
Eurobrico Innovation Award (2022, Spain)
Award Winner in constructive solutions (2021, Spain)
KATERVA
International Award Winner in Energy and Environment (2020, UK)
Award Winner for excellent product design (2019, Germany)
smarter E
Award for innovations in renewable energy (2019, Germany)
TechTour
Top Presenting Company Award (2018, Poland)
UN and EBRD Special Climate Innovation Award (2018, Poland)
amazon
Innovation Center China Award (2018, China)
SVIEF
Svief Star Startup Contest Award (2017, China)

Traction & Customers

Financial Projections: SolarGaps' projected revenue growth illustrates the potential impact of its market penetration and technological innovation:

– 2023: Anticipated revenue of $1.5 million reflects early market adoption and growth.

– 2024: Projected revenue of $6.21 million indicates accelerated market traction and wider recognition.

– 2025: Estimated revenue of $24.59 million underscores the scalability of SolarGaps' business model and its role in addressing energy efficiency challenges.


SolarGaps
Projected revenue in USD
1.5 M
6.21 M
24.59 M
98.26 M
2023
2024
2025
2026

Customers: SolarGaps main customer segments include Private Houses/Apartments, Office Centers, Municipal Facilities, Infrastructure (Airports, Rail Stations, River and Sea Ports), and Retail. Office Centers and Municipal Facilities make up 52% of their customer base. By catering to these varied customer segments, SolarGaps has positioned itself at the forefront of the energy efficiency and sustainability market, offering transformative solutions that empower customers to make positive changes for both their businesses and the environment.



SolarGaps
Market structure
Private
· Private houses
· Apartments
Office centers
Large scale of different company types
Municipal facilities
· Hospitals
· Schools & kindergartens
· Nursing homes
Infrastructure
· Airports
· Rail stations
· River & sea ports
Retail & HoReCa
· Hotels
· Restaurants
· Shops
Retail & HoReCa 15%
Private 15%
Infrastructure 15%
Office centers 30%
Municipal facilities 22%





SolarGaps
Milestones and achievements
2016
NASA AMES Center
Singularity University
First Patent received
2017
HAX Accelerator
Top Silicon Valley Startups
2018
CE Certification
Declaration of Performance
Declaration of Conformity
Amazon Innovation Award
TechTour & COP24 Award
2019
PCT Patent
SmarterE Award
Full-scale manufacturing
2020
Horizon 2020 EUR 1M Grant
German Design Award
Katerva Sustainability Award
2021
B2B Product Development
Dubai World Expo 2020
NaN Arquitectura Award
2022
BMS integrations for B2B sector
New production lines
Existing solution improvement
New concepts and prototypes
Eurobrico Innovation Award
2023
Increasing product awareness
Participation in 8+ world's leading exhibitions
PCT patent expansion for major European countries
Tektonica Lisbon Innovation Award



Investors

Name: Common Stock sold on April 30th, 2022

Type of Security: Common Stock

Final Amount Sold: $1,034,138

Use of Proceeds: The net proceeds were used for Research & Development and Marketing

Regulatory Exemption: Regulation Crowdfunding

Name: Common Stock sold on February 26th, 2023

Type of Security: Common Stock

Final Amount Sold: $105,036

Use of Proceeds: The net proceeds were used for Research & Development and Marketing

Regulatory Exemption: Regulation Crowdfunding

Terms

SolarGaps, Inc., a Delaware C-Corp incorporated on August 15th, 2016, is holding the following offering:

Up to $512,000 in *Crowd Simple Agreements for Future Equity (Crowd SAFE)* with a minimum target amount of $10,000.

Crowd SAFE at a $15M Cap
Offering Minimum: $10,000 | 10,000 Securities
Offering Maximum: $512,000 | 512,000 Securities
Type of Security: Crowd Simple Agreement for Future Equity (Crowd SAFE) with $15M Valuation Cap
Offering Deadline: April 1st, 2024
Minimum Investment Amount (Per Investor): $500

Bonus:

Initial Discount: For the first $400,000 in total investments received under this Crowd SAFE, the SAFE will have a discount of 20%
Major Investor Discount: For any individual investor contributing more than $10,000 under this Crowd SAFE, regardless of the timing of their investment, the SAFE will have a discount of 20%.

*Should both conditions apply, only one discount rate shall be applied. The investor will not receive a compounded discount.

Equity Financing: Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price").

Liquidity Event: If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. The Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500.00. The Company must reach its Target Offering Amount of $10,000 by April 1st, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Market Projection

Market Size and Opportunity: Our market projections are aligned with a compelling Total Addressable Market (TAM), Serviceable Addressable Market (SAM), and Serviceable Obtainable Market (SOM):

1. Total Addressable Market (TAM): The global market for energy-efficient building solutions is extensive, estimated at approximately $58 billion. This figure highlights the vast potential for innovations that can effectively address energy consumption and environmental impact in buildings.

2. Serviceable Addressable Market (SAM): Within this expansive market, SolarGaps targets a specific subset of customers and use cases, estimated to be worth around $17 billion. This SAM reflects the segment that directly benefits from our unique solution, accounting for regional variations, building types, and customer preferences.

3. Serviceable Obtainable Market (SOM): With a strategic market entry plan, SolarGaps aims to capture a significant portion of the SAM, amounting to an estimated $2.5 billion. This projection is reflective of our focused approach to penetration, partnerships, and market awareness.



SolarGaps' market projections reflect our commitment to driving growth, innovation, and meaningful change. By addressing the critical need for energy-efficient building solutions, we are poised to capture a significant share of the market while contributing to a more sustainable future. Our innovative technology, coupled with a well-defined market strategy, positions SolarGaps for substantial growth and market leadership. As an investor, joining SolarGaps means investing in a vision that aligns with both financial success and positive global impact.

Competition

In the evolving landscape of energy-efficient solutions for buildings, SolarGaps stands as a pioneer with its external smart window blinds integrated with solar panels. While our innovation offers a unique and comprehensive approach, it's essential to recognize and assess the competition to understand our competitive advantage.

1. Regular Blinds: Traditional window blinds serve the primary purpose of light control and privacy. While they are widely used, they lack the transformative capabilities of SolarGaps. Regular blinds do not contribute to energy generation or reduction of air conditioning usage. SolarGaps, on the other hand, not only provide shading but also harness solar energy and actively reduce the need for cooling, resulting in significant energy and cost savings.

2. Solar Glass: Solar glass is another contender in the realm of energy-efficient building solutions. While it offers transparency and energy generation, it is primarily used for windows and facades. SolarGaps' external smart window blinds offer several distinct advantages. They can be retrofitted onto existing windows, making them a flexible solution for various building types. Additionally, SolarGaps provide effective heat blockage, a feature that solar glass alone cannot achieve, leading to a more comfortable indoor environment and further energy savings.

3. Photovoltaic (PV) Panels: Photovoltaic panels, whether installed on rooftops or facades, generate solar energy and contribute to sustainability. However, they do not address the challenges of energy inefficiency and air conditioning usage as directly as SolarGaps. PV panels generate electricity but do not actively reduce cooling requirements. SolarGaps' combination of solar panels, sun-tracking technology, and heat reduction mechanisms uniquely position it to combat both energy inefficiency and carbon emissions in a holistic manner.



	SolarGaps	Regular Blinds	Solar Glass	PV Panels
Installed capacity, Wh per sq.m	100	0	60	200
Shading efficiency, kWh/sq.m./year	***	***	**	no
Light intensity regulation	yes	yes	no	no
Ease of installation on a window	easy	easy	entire glass replacement	n/a

Differentiation and Competitive Advantage: SolarGaps sets itself apart from the competition through its multifunctional approach. Our external smart window blinds combine energy generation, heat reduction, and intelligent shading in a single solution. While regular blinds, solar glass, and PV panels address specific aspects of energy efficiency, none offer the comprehensive package that SolarGaps presents. Our technology actively reduces cooling needs, generates clean energy, and seamlessly integrates into building automation systems for centralized control and optimization.

Investing in SolarGaps offers an unparalleled opportunity to back a cutting-edge solution that not only addresses environmental concerns but also provides tangible benefits to businesses' bottom lines. As a holistic and innovative solution, SolarGaps redefines the paradigm of energy-efficient building solutions, setting a new standard for sustainability and cost-effectiveness in the industry.

Virtual Business Pitch   Market Projection   Communication Channel   **Team**   About



Yevgen Erik
CEO
Background
Degree in Cybernetics. 10+ years experience in Real Estate development. Two successful exits. Ex CEO of "Homeworld".



Alex Krotenko
COO
Background
MBA, UC Berkeley, Haas School of Business. 10+ years experience in Business Administration in Tech.



Andrew Koval
CTO
Background
Degree in Electronic Engineering. 10+ years experience in programming and IoT.

Virtual Business Pitch   Market Projection   Communication Channel   Team   **About**

Legal Company Name

SolarGaps

Incorporation Type

C-Corp

Location

541 Jefferson Ave
Suite 100
Redwood City, California 94602

State of Incorporation

DE

Date Founded

August 15, 2016

Number of Employees

12